

October 5, 2012

Via E-mail
Mr. Carlos O. Souffront
General Counsel
Oriental Financial Group Inc.
Oriental Center
Professional Office Park
997 San Roberto Street, 10th Floor
San Juan, Puerto Rico 000926

Re: Oriental Financial Group Inc.
Registration Statement on Form S-1
Filed September 13, 2012
File number 333-183890

Form 10-K
Filed March 9, 2012
File number 1-12647

Dear Mr. Souffront:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form S-1
Prospectus cover page

1. Revise to disclose the number of shares in a pre-effective amendment. Note that we may have further comment when the share number is disclosed.

Recent Developments
Pending Acquisition of BBVAPR, page 3

2. Revise to use bullets in the third paragraph to disclose the anticipated sources of funds for the acquisition. In this regard, and in reference to the proposed offering of perpetual preferred, disclose, if known, the anticipated date of the offering and whether it is expected to be a public or private offering.

3. Disclose the extent of any material affiliation between the two companies.

4. Please disclose in the summary that BBVAPR Holding Corporation is a privately held company.

5. Discuss to what extent the board and officers of BBVAPR Holding Corporation and its subsidiary operations will be employed by the combined entity.

6. Discuss the impact of the material decrease in assets related to the $1.8 billion deleveraging transactions contemplated on the operations of the combined companies.

7. Disclose under what name the company will go forward after the acquisition.

Signature Page

8. Please revise to identify the principal accounting officer.

Form 10-K

9. Please revise the signature page to identify the principal accounting officer.

In regard to the Form 10-K, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ben Phippen at 202-551-3697 or Sharon Blume, Assistant Chief Accountant, at 202-551-3474 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Attorney Advisor

By E-mail: Helena Grannis
                HGrannis@cgsh